CONFIDENTIAL TREATMENT REQUESTED BY OMNICOM GROUP INC.

Omnicom Group Inc.
437 Madison Avenue
New York, NY 10022
Attn: Mr. Philip J. Angelastro, Executive Vice President and Chief Financial Officer
(212) 415-3098
April 28, 2017
Mr. Carlos Pacho
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    Omnicom Group Inc.
Form 10‑K for Fiscal Year Ended December 31, 2016
Filed February 9, 2017
File No. 001-10551
Dear Mr. Pacho:
This letter responds to the comment letter, dated April 12, 2017, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Omnicom Group Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2016. For your convenience, the comments in the letter are repeated below. All references to “Omnicom,” “we,” “us” and “our” refer to Omnicom Group Inc.
Pursuant to 17 C.F.R. §200.83, we request that confidential treatment under the Freedom of Information Act (“FOIA”) be afforded to the redacted portions of our response to Staff Comment 4, which includes Attachment 3 through Attachment 6. The confidential information is marked with bracketed asterisks (“[***]”). Omnicom believes that the confidential information contains proprietary business information that should not be disclosed to any person. If any person requests access to the confidential information referred to herein, whether pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that we be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notifications of a request for access to such documents to the undersigned.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Results of Operations - 2016 Compared to 2015, page 15

1.
Please revise the reconciliation of the non-GAAP measure EBITA to begin with net income, the most directly comparable GAAP financial measure. Your current presentation places greater prominence on the non-GAAP measure and is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures issued on May 17, 2016. In addition, please revise your presentation in your next earnings release.

RESPONSE
In response to the Staff's comment, we have revised the presentation in our earnings release for the three months ended March 31, 2017 (“Q1 2017 Earnings Release”) to reflect a reconciliation of non-GAAP financial measures as presented in Attachment 1, and we advise the Staff that future filings, including our Quarterly Report on Form 10-Q for the three months ended March 31, 2017, will include this revised presentation. The Q1 2017 Earnings Release was furnished as Exhibit 99.1 to our Current Report on Form 8-K on April 18, 2017. We believe that the modified presentation is consistent with the guidelines in Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP financial measures regarding the disclosure and prominence of non-GAAP measures.

2.
We note your disclosures of the components of revenue change on page 15. Please disclose in more detail how you calculate the amounts identified as Acquisitions, net of dispositions, why it is calculated in this manner and why you believe this measure provides useful information to investors. In addition, provide a table showing the components that make up your calculation of Acquisitions, net of dispositions.

3.
Regarding your measure of organic growth, please disclose why management is apparently attributing any positive developments in an acquired business that may have taken place during the period preceding the acquisition to organic growth. Explain how investors should consider this circumstance when assessing performance using your measure of organic growth.

RESPONSE
We have combined our response to Staff Comments 2 and 3.
Omnicom was formed in 1986 through the merger of several advertising, marketing and corporate communication Networks. Throughout our history and continuing to this day, our acquisition strategy is focused on pursuing selective acquisitions of complementary companies with strong entrepreneurial management teams that typically currently serve, or have the ability to serve, our existing client base. Over the last several years the acquisitions have been of small to moderately sized businesses that have not been determined to be significant, either individually or in the aggregate, that would require preparation of acquired business financial statements under Rule 3-05 of Regulation S-X. In addition, we continually evaluate our portfolio of businesses to identify underperforming and non-strategic businesses for disposition. The dispositions have also been of relatively small businesses that have not been determined to be significant, either individually or in the aggregate, that would require preparation of pro forma financial statements under Article 11 of Regulation S-X. To help our shareholders and investors, although we are not required to do so, we have historically isolated the net effect on our revenue from acquisitions and dispositions, as well as the effects of changes in foreign exchange rates, in our presentation of the components of our change in revenue and have included this presentation in our annual and quarterly reports and earnings release materials.
Description of and Calculation of Acquisitions, Net of Dispositions
Omnicom has consistently disclosed the components of the change in our revenue for over 15 years, and has described the calculation methodology below the tabular presentation in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). The calculation of organic growth has been applied consistently over the period, and we believe it provides useful information to aid investors in understanding the period-to-period changes in our revenue resulting from foreign exchange impacts and our acquisition and disposition activity.

Our organic growth calculation starts with prior year reported revenue and ends with current year reported revenue. We start and end with reported revenue so that all changes in revenue from period-to-period are reconciled to our reported revenue amounts. We believe this approach adds to the clarity of our disclosure. We categorize the changes into one of three components: the impact of foreign exchange rates, the impact from acquisitions, net of dispositions, and organic growth.
Our organic growth calculation can be broadly described as a rate / volume variance calculation applied to our ongoing operations. First, we calculate the rate component by isolating and quantifying the effects of foreign currency (“FX”) rate changes on our current year reported revenue by applying prior year FX rates to current year reported revenue. The resulting volume variance has two components: the effect of acquisition revenue, net of dispositions (which are also measured at prior year FX rates), and a residual amount that we attribute to Omnicom’s organic growth.
We described the organic growth calculation in detail in our Q1 2017 Earnings Release as follows:
We use certain terms in describing the components of the change in revenue.
Foreign exchange rate impact: calculated by translating the current period’s local currency revenue using the prior period average exchange rates to derive current period constant currency revenue. The foreign exchange rate impact is the difference between the current period revenue in U.S. Dollars and the current period constant currency revenue.
Acquisition revenue, net of disposition revenue: Acquisition revenue is calculated as if the acquisition occurred twelve months prior to the acquisition date by aggregating the comparable prior period revenue of acquisitions through the acquisition date. As a result, acquisition revenue excludes the positive or negative difference between our current period revenue subsequent to the acquisition date and the comparable prior period revenue and the positive or negative growth after the acquisition date is attributed to organic growth. Disposition revenue is calculated as if the disposition occurred twelve months prior to the disposition date by aggregating the comparable prior period revenue of disposals through the disposition date. The acquisition revenue and disposition revenue amounts are netted in the presentation above.
Organic growth: calculated by subtracting the foreign exchange rate impact component and the acquisition revenue, net of disposition revenue component from total revenue growth.
The above description was included in our Q1 2017 Earnings Release, and reflects modifications made to address Staff Comments 2 and 3 regarding the calculation. It is, however, substantively similar to our description in prior years. We will include the above description in our future filings.
Attributing the Positive and Negative Developments of the Acquired Business Post-Acquisition
As noted in the description above, and as presented in the Example below, because we use the comparable prior year period revenue of our acquired businesses, as if the acquisition occurred 12 months prior to the acquisition date, our calculation of the acquisition revenue, net of dispositions component excludes the positive or negative difference in revenue subsequent to the acquisition date and therefore the positive or negative growth after the acquisition date is attributed to Omnicom’s organic growth. We believe this is appropriate. For 2016, this resulted in a reduction of $10.2 million in Omnicom's reported organic growth of $528.1 million (see Attachment 2 - Item (a), “Impact of Acquisitions on 2016 Organic Growth”).

If we were to include the entire current year revenue of our acquired businesses as our acquisition revenue in the calculation, this would exclude from Omnicom’s organic growth the positive or negative organic growth from our acquisitions. This “alternative” presentation essentially would postpone the evaluation of the positive or negative impact of the performance of the acquisition for which capital was deployed until the second year of its operations as part of Omnicom. For 2016, the “alternative” presentation would have resulted in a minor change to Omnicom's reported organic growth rate of 3.5% (see Attachment 2 - Item (b), “Impact of Alternative Calculation on 2016 Organic Growth”).
Because our acquisitions have historically consisted of smaller businesses, the effect of their positive or negative growth relative to the growth from Omnicom’s core business has not been significant and, therefore, there is little difference in whichever method is selected. Nonetheless, we believe our approach and our presentation is preferable. We believe including the prior year revenue of our acquisitions in the acquisition revenue component of the organic growth calculation is similar to a pro-forma presentation that is typically done assuming the acquisition occurs one year earlier than the acquisition date. We use this calculation to evaluate the performance of the management team of the newly acquired business as well as the management team of the Network or group within Omnicom responsible for integrating the newly acquired business into our existing operations. Moreover, we believe an equally important factor is that the calculation of acquisition revenue, net of dispositions has been done consistently year to year and this eliminates any bias in the calculation.
To avoid any doubt, we are providing the Staff with an example of an actual organic growth calculation for a recent acquisition completed in 2016 (in millions).
Example of Acquired Company Organic Growth Calculation
Agency "A" - Acquisition date April 1, 2016

	April 2015 Through December 2015	January 2016 Through March 2016	Total
Pre-acquisition:
Comparable Prior Period Revenue	$9.8	$3.7	$13.5

	April 2016 Through December 2016	January 2017 Through March 2017
Post-acquisition:
Current Period Revenue	$10.9	$3.0	$13.9
Calculation:

	Q2 2016 Through Q4 2016	Q1 2017	Total
Prior Period Reported Revenue - Omnicom	$—	$—	$—
Foreign Exchange Rate Impact	—	—	—
Acquisition Revenue, Net of Disposition Revenue	9.8	3.7	13.5
Organic Growth	1.1	(0.7)	0.4
Current Period Reported Revenue	$10.9	$3.0	$13.9
Note: The agency included in the above Example is a U.S. based agency; therefore, there was no foreign exchange rate impact.

Supplemental Revenue Change Tables
We have included tables in Attachment 2 for Omnicom on a consolidated basis that present: (a) the impact of acquisitions on our 2016 organic revenue growth, (b) the impact of the alternative calculation, which eliminates the effect of organic growth attributed to acquisitions, on our 2016 organic growth, and (c) the components that make up our 2016 calculation of acquisitions, net of dispositions.
Conclusion - How Investors Should Assess Our Performance Using Omnicom's Organic Growth Calculation
We use the Omnicom organic growth measure as one of our performance indicators. Our organic growth calculation, which is akin to a rate / volume variance calculation, has three components: impact from FX rate changes, impact from acquisition revenue, net of dispositions, and organic growth. We use the prior year revenue of our acquired businesses and disposed businesses to calculate the effect of our acquisitions, net of dispositions component to the organic growth calculation. This approach effectively mirrors a pro-forma calculation, which similarly assumes the acquisition or disposition occurred one year earlier. The resulting effect has the positive or negative revenue growth after the acquisition date attributed to Omnicom organic growth. This assigns accountability for the acquisition in the first year of combined operating results, both good and bad, to our management team that authorized the acquisition and committed Omnicom's capital. We believe that this presentation is more useful for investors than the alternative presentation described above, which essentially eliminates the impact of the acquisition, positive or negative, from this evaluation.
Furthermore, the positive or negative effect from acquisitions on Omnicom organic growth has been immaterial as the businesses we acquire have historically been relatively small and the effect of their positive or negative growth as compared to the positive or negative growth of Omnicom’s core business historically has not been significant. This is illustrated in the table that we have provided, as requested by the Staff, which shows the details of our acquisitions, net of dispositions component for the year ended December 31, 2016 (see Attachment 2). Finally, by consistently applying our calculation over the years, and including both the positive or negative effects of acquisitions in the Omnicom organic growth calculation we have eliminated any bias from the calculation.
Financial Statements
7. Segment Reporting, page F-17

4.
We note you determined that your five branded agency Networks comprise your operating segments which meet the criteria for aggregation since the segments have similar operating and economic characteristics. To help us understand how you applied the guidance in FASB ASC 280, please provide us with the following information:

•2) a comparison and contrast of your operating segments relative to the areas listed in ASC 280-10-50-11(a) to (e);
•4) your consideration of differences among your operating segments and why you determined that disaggregation was not warranted;
•3) how the primary service offering of each branded agency Network and respective brand distinction are considered in your aggregation analysis;
•5) each branded Network’s historical and projected revenues, gross margin, operating margin, and measure of segment profitability; and
•1) an explanation of why the company is organized in the manner that it is.
Please note that we have numbered your questions above in the order of our responses below.

RESPONSES
1) Omnicom Organization - How We Are Organized and Why
General
Omnicom is a strategic holding company providing advertising, marketing and corporate communications services to clients through multiple agencies around the world. Omnicom's business model was built and evolves around its clients. While our companies operate under different names and frame their ideas in different disciplines, we organize our services around clients. The fundamental premise of Omnicom's business is that clients' specific requirements should be the central focus in how we structure our professional service offerings and allocate our resources. This client-centric business model results in multiple agencies within Omnicom collaborating in formal and informal virtual Networks that cut across internal organizational structures to execute against our clients' specific marketing requirements. We believe that this organizational philosophy, and our ability to execute on it, differentiates us from our competition.
The organizational flexibility inherent in our virtual Networks is our strategic rationale for maintaining multiple distinct agencies in the marketplace, despite the similar nature of their businesses. Distinct agencies remove, in practice and in principle, perceptions of conflict of interest when we are dealing with clients within the same industry who require it or when we are dealing with multiple product groups within the same client, allowing Omnicom as a whole to work with multiple competitive clients in each industry, in each discipline and in each geographic market.
How Our Business Model and Strategy has Evolved
Omnicom was formed in 1986 by the merger of several advertising, marketing and corporate communications Networks. Around this time, the proliferation of media channels effectively fragmented mass audiences. This development made it increasingly more difficult for marketers to reach their target audiences in a cost-effective way, and they turned to marketing service providers such as Omnicom for a customized mix of services that would make best use of their total marketing expenditures. Marketing channels have continued to proliferate fueled by the recent growth of digital and mobile platforms in the consumer marketplace. As clients increase their demands for marketing effectiveness and efficiency, they typically consolidate their business with larger, multi-disciplinary agencies. In this environment, the traditional responsibilities and capabilities of individual agencies and Networks breakdown, and managers are forced to develop new approaches and use cross-agency relationships often through client-centric, virtual Networks that can deliver the integrated services clients increasingly expect. Today the expansion of digital, social and mobile technologies has exacerbated the challenges, as well as the opportunities marketers have to scale their marketing expenditures and reach their target audiences in a much more precise and efficient way resulting in the continued reliance on marketing service providers. Omnicom has responded to this challenge by investing in digital, social, data and analytics talent, tools and capabilities throughout its organization. More specifically, over the past several years, we created Annalect, our data and analytics platform, through internal investments (as opposed to attempting to acquire these capabilities). Annalect now serves as a strategic foundation for all of our Networks and agencies to share when developing client service strategies across our virtual Networks.
We have approximately 1,200 agencies operating under 250 brands in over 100 countries and servicing more than 5,000 clients. To help manage the scale and scope of the organization, our agencies report into one of five Networks primarily for the purposes of administration, human resource management and client management logistics, as well as for planning and control.

Each of our five Networks has a CEO and CFO who are directly accountable to and maintain regular contact with the Omnicom CEO and CFO to discuss operating activities, financial results, forecasts and plans for the Network. We concluded that this historical planning and control alignment into five Networks met the requirements of ASC 280, and accordingly, our five Networks are our five operating segments.
Creating the best solutions to serve our clients' needs drives our decisions regarding the creation of our virtual Networks and client teams. We do not limit ourselves to the organizational boundaries of our five Network structure. Recent examples of this approach are evidenced by our recent client wins, among others, of a large data and telecom provider and a large fast food company. These engagements involve a variety of agencies, across several Networks, working in shared facilities to provide integrated services to solve our clients' marketing challenges.
Longer-term, we believe that Omnicom's virtual Network strategy facilitates better client management and allows for better integration of services required by the world's largest brands. Our over-arching strategy for the business is to continue to use these virtual Networks to grow our business relationships with our largest clients by serving them across our Networks, disciplines and geographies.
2) Aggregation of Operating Segments - FASB ASC 280-10-50-11 (a) to (e)
Consistent with the analysis we provided to the Staff in prior years, we continue to believe that aggregation of our five Networks is consistent with the objective and basic principles of ASC 280, and after evaluating the aggregation criterion of ASC 280-10-50-11, we concluded that our five Networks (operating segments) should be aggregated. The criteria specifically provide that:
Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

•	(a) The nature of the products and services

•	(b) The nature of the production processes

•	(c) The type or class of customer for their products and services

•	(d) The methods used to distribute their products or provide their services

•	(e) If applicable, the nature of the regulatory environment.
(a) and (d) The services the agencies within our Networks provide and the ways in which they deliver them are essentially the same.
Each of the agencies within the Networks requires professionals with a skill set that is common across all of our disciplines and Networks. Core competencies include an ability to understand a client's brand and its selling proposition, and an ability to develop a unique message to communicate the value of the brand to a target audience, whether through traditional means or emerging digital platforms, using marketing technologies to analyze data and develop insights and creative solutions. Recognizing the importance of these core competencies, Omnicom, with its Networks, established joint training and education programs for our service professionals around these competencies through Omnicom University, our global training resource, which was created shortly after our founding thirty years ago. Further, because many of our agencies' employees are capable of performing services across many of our agencies, and the office space and technology used to deliver our services is interchangeable, it is often the case that we transfer or share people and exchange or share office space and locations among the agencies within and across each of the Networks. Accordingly, the main economic components of the agencies within each Network are the salary and service costs and occupancy and other costs. Salary and service costs consist of employee compensation and benefits, freelance labor and direct service costs.

Occupancy and other costs consist of the indirect costs related to the delivery of our services, including office rent and other occupancy costs, equipment rent, technology costs, general office expenses and other expenses. Since the cost structure and resulting margins across our Networks do not vary significantly, presentation of detailed financial data at the Network level does not add to the understanding of our business.
In order to monitor our clients' needs, we group the services that our agencies provide across geographies into four categories or disciplines: advertising, customer relationship management (“CRM”), public relations and specialty communications. Although the medium used to reach a given client's target audience may be different across each of these disciplines, the marketing message is developed in the same way - through the use of the intellectual capital of our people - and delivered to clients in the same way - through consulting services which leverage the skill sets of our people across disciplines. These services are not exclusively provided by agencies that operate in only one Network and, as the marketing landscape continues to change, the services provided by these disciplines are converging. In providing these services, substantially all of our revenue is derived from fees for service based on a rate-per-hour or equivalent basis that is well understood across Networks, agencies and regions.
The Networks and our client-centric virtual Networks increasingly share clients and provide clients with integrated services across all disciplines. This means that the delivery of these services often must take place across agencies, Networks and geographies simultaneously. In this regard, Omnicom’s top 100 clients, who account for approximately 50% of Omnicom’s revenue, also account for approximately 50% of each Network’s revenue (Attachment 3). The vast majority of our top 100 clients are served by 4 or 5 of our Networks. We believe that meeting these client demands would be a practical impossibility without the commonality of services, delivery processes and business models that characterize Omnicom agencies and Networks wherever they operate.
(b) The nature of the production process - Not Applicable.
(c) Our Networks and agencies serve similar customers.
Consistent with the fundamentals of our business strategy, our agencies serve similar clients, in similar industries and in many cases the same clients, across similar geographies. Furthermore, our agencies or Networks in many cases serve different product groups within the same clients served by other Omnicom agencies or Networks, and all of our Networks serve clients in all major global industries. For example, our largest client was served by more than 250 of our agencies in 2016 and our top 100 clients, representing approximately 50% of revenue, are clients of substantially all of our agencies in each of our Networks. Our balanced complement of top-quality agencies in each marketing discipline in all major markets worldwide, when combined with our ability to leverage our shared capabilities and disciplines in readily deployed virtual Networks, enable Omnicom to organize multiple bids for a single piece of new business.
Because our Networks serve similar clients, our agencies often win and lose clients from each other. In several instances, in response to relationship or other issues, our chief operating decision makers (“CODM”), collectively our CEO and CFO, have moved a client relationship from one Network to another Network or to another agency within a Network. For example, during 2016, a multi-national energy company moved from Network 2 to Network 1, a global auto manufacturer moved from Network 3 to Network 4, and a multi-national food company moved from Network 1 to Network 2.

(e) The nature of the regulatory environment in which our Networks and agencies operate is similar.
Directly or indirectly, government agencies or consumer groups have from time to time affected or attempted to affect the scope, content and manner of presentation of advertising, marketing and corporate communications services provided by all of our Networks, whether through regulations or other governmental action. However, these attempts have not materially affected one or more of our Networks in a manner substantially different from our other Networks, nor do we expect such actions to do so in the future.
3) Network Primary Service Offerings - Aggregation Considerations
All of our Networks provide similar services through the use of intellectual capital to develop a unique message to communicate the value of the client's brand to the client's target audience. Increasingly, clients are demanding an end-to-end marketing solution that requires collaboration across agencies and Networks.
None of our five Networks are exclusive providers of any one of the variety of services we offer. However, the primary service discipline of Networks 1, 2, 3 and 5 is advertising services. Agencies in Network 4, in addition to providing advertising services also deliver public relations services, specialty advertising services and CRM services, although these services are not exclusively provided by agencies that operate only within Network 4.
In response to the evolving marketplace, we have created or adapted client service models to allow agencies to service clients according to the way the client is structured or the way they wish to procure our services. These client service models are proprietary and include five specific types:

1.	Model 1 - [***] (e.g. a multinational consumer products company).

2.	Model 2 - [***] (e.g. a multinational energy company).

3.	Model 3 - [***] (e.g. a global financial services company).

4.	Model 4 - [***] (e.g. a global auto manufacturer and multinational pharmaceuticals company).

5.	Model 5 - [***] (e.g. a global technology company).
Regardless of the model, the client team leaders are responsible for correlating the horizontal integration of the client needs to the vertical expertise of the particular agency. Our client team leaders, while being employed by one agency or Network, are charged with connecting agencies around client imperatives. They manage people across various agencies providing services to a particular client via a dual matrix approach. Like the client team leader, our employees that provide services to these clients are employed by one agency but work for the client across multiple agencies. Client team leaders use centralized Omnicom platforms and tools to ensure the consistency and quality of the services delivered. Omnicom's Executive Vice President of Client Services, along with the client team leaders, are tasked with achieving overall client satisfaction. The goal of the Executive Vice President of Client Services and the client team leaders is to develop our staff and to improve Omnicom’s revenue profile across all of our agencies and disciplines.
In addition to collaborating through our client service models, our agencies and Networks collaborate across technology platforms. As previously mentioned, Annalect, our data and analytics platform, serves as the strategic foundation for all of our agencies and Networks to share when providing services to clients. Although, all of the costs of creating Annalect were absorbed by one Network, the benefits are shared across all of our Networks through the access they have to the platform.

While cross-agency Networks are essential for service delivery, the realities of business growth require that we maintain separate agencies that can compete for clients, without client conflicts of interest, within the same industry segments and across geographies. Although this organizational structure is less efficient than combining all of our agencies in a vertical structure (as an example, by geographic locations), unlike in other professional service industries where an industry expertise is often viewed as beneficial, in our creatively-driven industry, this similar expertise is at times perceived as a conflict which would limit future growth prospects if separation of the competing client businesses within our Network structure was not maintained. Were it not for this perception, we would likely not be organized through multiple Networks. We believe that this client perception of conflict has lessened and will continue to recede over time.
Our agencies report into one of our five Networks for the purposes of administration, human resource management and client management logistics, as well as planning and control. Our five Networks are comprised of our two global Networks acquired upon the formation of Omnicom (Networks 1 and 2) and our three global Networks created through the combination of new acquisitions and internal realignment of existing agencies subsequent to Omnicom’s formation (Networks 3, 4 and 5).
In 2016, Omnicom formed two Practice Areas, Omnicom Healthcare Group (“HCG”) and Omnicom Public Relations Group (“PRG”), which aggregated Omnicom’s healthcare and public relations practices. The healthcare and public relations practices were spread across most of our Networks with the majority operating under Network 4. The new Practice Areas continue to report to the CEO of Network 4. Further, we are in the process of forming additional Practice Areas within our Network structure that aggregate agencies that are currently spread across several of our Networks, but provide common service offerings to their clients By aggregating these agencies in a common group, we expect to be able to better leverage our resources, create additional custom client solutions, and make more effective use of our investment dollars across a broader group of agencies.
We believe that Omnicom's client-centric virtual Network strategy facilitates better client management, allows for better integration of services required by the world's largest brands and facilitates the growth of our businesses. This is evidenced by the fact that, our agencies regularly align to service existing clients, as well as participate in global and regional pitches. These pitches are generally coordinated at the holding company level, and develop a seamless cross-Network service offering to the client. While the nature of some industries, for example the auto and the food and beverage industries, often requires the avoidance of any potential conflict whatsoever; certain industries, for example financial services, have accepted that conflicts can be managed across Networks within the virtual service delivery team, and we expect this trend to continue. The choice of which agencies and Networks will participate in large, cross-Network new business opportunities is made based on the interests of the client, or potential client and not based on the near-term prospects and profitability of certain of our agencies and Networks. Our main focus is on what is best for our clients and not on how our internal profits may be allocated across our Networks. Our over-arching strategy for the business is to continue to invest in the capabilities of these virtual Networks to grow our business relationships with our largest clients by serving them seamlessly across our Networks, disciplines and geographies.
The nature of our services, the way that we deliver the services and the cost structures of our agencies are similar. Thus, no one alignment captures the depth of Omnicom's virtual Networks. The Network alignment is not the primary means used by senior management and the CODM to evaluate the success of our client-centric virtual Network strategy. The managers at the top of this Network alignment are accountable for the portion of Omnicom's client-service delivery strategy that is executed through the agencies in their Network. Strategically, we operate as one business, as evidenced by the sharing of clients and revenue across Networks, geographies and disciplines (Attachment 3). The vast majority of our top

100 clients are served by 4 or 5 of our Networks. We believe our virtual Networks are a differentiation strategy, whereby we strive to capture a greater share of our top 100 clients' marketing spend. In this regard, over 75% of our agencies serve our top 20, 50 and 100 clients (Attachment 4).
Certain trends such as digital, mobile, or social media marketing and advertising are positioned by some of our competitors as a separate marketing service offering. We believe that these offerings are a component that needs to be embedded in all services delivered to all clients across our disciplines. Accordingly, we do not collect digital revenue information as it is an integral part of the service offering of each of our disciplines. Additionally, we have not changed the way we organize or manage our business as we view these trends as simply an evolution in our distribution channels and not a paradigm shift of our business model or strategy.
4) Segment Differences and Disaggregation Is Not Warranted
Two of our Networks have existed largely in a form similar to their current structure since before Omnicom was formed. The other three Networks took their current shape subsequent to Omnicom's formation. While the original two have continued to grow through acquisitions as well as organically, the other three have had more acquisition activity, and as a result, have more internal debt allocated to them on a relative basis. Although, the geographic footprints of our Networks are similar, they are not identical. As a result, their approaches to back office functions have historically been different. At the Omnicom level, we have recently increased our focus on harmonizing our back office approach across our agencies and Networks in the areas of real estate, information technology and client accounting and other administrative services. We expect this will result in the normalization of certain variations in the cost structures of some of our agencies. Finally, each of our Networks believes strongly that their cultures are different. However, we believe these differences do not warrant separate reporting of segment information or disaggregation of any of our five Networks and would not add significantly to an investor's understanding of Omnicom's business or its operating results.
Maintaining our agency and Network brands and their cultures and effectively integrating them into our virtual client Network strategy has been proven successful for both the agencies and the Networks, as well as Omnicom as a whole. The foundation for this success lies in Omnicom's historical culture of collaboration which has evolved over our thirty-year history and for which the previously mentioned Omnicom University serves as the cornerstone. In our experience, alternative strategies of either serving clients exclusively with the resources of only one of our agencies, or Networks, or creating stand-alone dedicated client teams that work outside of their agency and Network structure rarely work best for our clients. Our strategic approach to managing our business, which separates us from competitors, brings our best resources to our clients regardless of Network affiliation and captures a greater portion of the client’s marketing spend across our disciplines and geographies. Accordingly, different operating segments serve similar clients and have characteristics so similar that they can be expected to have essentially the same future prospects. Thus, disaggregation of our business by operating segment is not warranted. Additionally, doing so would result in providing investors with information about our business that is not consistent with our fundamental business strategy and our client-centric approach to managing our business.
We have consistently provided disaggregated data and added transparency by disclosing our revenue by (1) geography, (2) industry, and (3) marketing service discipline. We monitor our performance in these disciplines to identify trends and evaluate if we are meeting the current requirements of our clients and if we are in position to help them with their future needs. We can take action by making internal investments, identifying acquisition candidates that can help solve any weaknesses, or pursuing any other opportunities identified. Accordingly, we believe this information is helpful to investors. In addition, to better understand the revenue changes of our ongoing operations and our acquisitions and dispositions, we also provide revenue changes by component, including (a) the impact of foreign exchange rate changes, (b) acquisition revenue, net of disposition revenue, and (c) organic growth. These disclosures are consistent across our periodic reports, earnings releases and quarterly investor and analyst presentations. Starting in 2018 with the adoption of ASC 606, the disaggregation of our revenue that is presented in MD&A will be presented in our consolidated financial statements. Since the cost structure across our Networks is similar, consisting of salary and service costs, and occupancy and other costs, presentation of detailed financial data of operating expenses and operating margin at the Network level is less meaningful than the disaggregated data that is provided. Finally, a separate presentation of our Networks is not representative of the breadth of our service capabilities across the five Networks and the standalone value of our Networks is less than their value as an integrated whole where they have access to the resources and virtual client Networks of the Group.
5) Network Historical and Projected Financial Data
Economic Similarity - ASC 280-50-11 provides that operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. Across all of our Networks, we compete for our clients' advertising, marketing and corporate communication spending and serve similar (and in some cases the same) clients across all of our Networks and major geographies. As a result, our Networks are all impacted by the same macroeconomic and business risks. While one Network, relative to another, may benefit or be hurt in the short-term by a loss of a specific customer or from a change in economic conditions within a particular region, in the long-term each of our Networks are impacted similarly by economic trends.
For example, favorable or unfavorable economic conditions can result in an increase or reduction in client spending that would have a similar impact on our entire business. Likewise, although ASC 280 does not prescribe a specific threshold for economic similarity, ASC 280-10-50-11 refers to similar long-term average gross margins as an example of similar economic characteristics. We use the term operating margin to define either our Networks gross margin or EBITA margin, as used in the context herein. We define our Network gross margin as earnings before interest and taxes, which includes Network SG&A costs and excludes corporate costs. EBITA excludes the non-cash amortization expense of intangible assets which primarily arise from acquisitions. As we exclude this cost from our overhead billed to clients, we also exclude it when using it as an additional measure of Network profitability. Historically, Omnicom's five Networks have similar operating margins. We expect the Networks will continue to have similar long-term operating margins. We believe the variability in operating margins arises from factors such as the ebb and flow of client wins and losses and client spending patterns. These patterns, while similar across Networks, are not identical. Further, a client may reduce spending at one Network while simultaneously increasing spending with another Network. As noted, there have been instances where a client relationship was moved from one Network to another Network or to another agency within a Network. These changes could lead to a shift in operating margins. Accordingly, we believe that variations of at least 300 bps (Attachment 6) are normal and not indicative of dissimilar economics. Over the medium- to long-term, operating experience demonstrates that these variations among our Networks normalize so that our Networks continue to have similar long-term EBITA margins as the CODM aligns Omnicom’s operations agency by agency to meet client demands in the marketplace. Accordingly, all of our Networks are given similar minimum target EBITA margins to achieve (Attachment 5).

Overall Conclusion
We believe that aggregation of our five Networks is consistent with the objective and basic principles of ASC 280, and our analysis demonstrates that they have similar economic characteristics and we met all applicable aggregation criteria of ASC 280-10-50-11. We believe that a segment presentation by Network would not be consistent with the objectives of our client-centric approach to managing the business to meet our clients' objectives across disciplines and geographies and would not capture the manner in which our business is organized. Further, we do not believe that separate reporting of segment information by Network would add significantly to an investor's understanding of our business. To the contrary, we believe that such a presentation would detract from that understanding. For example, in the delivery of our client service strategy it is not uncommon for us or our clients to move assignments from one agency to another across Networks. Under a segment presentation it would appear as though one segment lost revenue and the other segment gained revenue; in reality, no meaningful change occurred at the consolidated level and no significant change in the future prospects of either Network occurred. Additionally, the choice of which agencies and Networks will participate in large, cross-Network new business opportunities is made based on the interests of the client, or potential client and not based on the near-term prospects and profitability of certain of our agencies and Networks. Our main focus is on what is best for our clients and not on how our internal profits may be allocated across our Networks.
In managing the business and making resource and capital allocation decisions, we do not limit ourselves to the organizational boundaries of our five Network structure.  The Network alignment is not used by senior management and the CODM as the primary means of evaluating the success of our client-centric, virtual Network strategy.
We present our financial statements at the Omnicom Group level for reasons set out above. We have consistently provided disaggregated data and enhanced transparency by disclosing in our MD&A our revenue by (1) geography, (2) marketing service discipline, (3) industry and (4) revenue change by component, including (a) the impact of foreign exchange rate changes, (b) acquisition revenue, net of disposition revenue, and (c) organic growth. These disclosures are consistent with disclosures in our earnings releases and quarterly investor and analyst presentations. We believe that, taken together, these disclosures and presentations give users of Omnicom's financial statements information necessary to understand our performance and outlook for future cash flows and are more consistent with the CODM's focus on the business. Finally, we believe that this presentation is more consistent with our client-centric approach to the management of our business and provides sufficient information for investors to use data that is consistent with the information used by management to make informed decisions about our performance and prospects.

* * * * * * *

We hope that you find the foregoing to be responsive. Please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to me at (212) 415-3098. Thank you in advance for your cooperation in this matter.

Very truly yours,

/s/ Philip J. Angelastro
Philip J. Angelastro
Executive Vice President Finance and
Chief Financial Officer

cc:
Michael J. O’Brien, Esq. (Omnicom)
Rory T. Hood, Esq. (Jones Day)
Joel H. Trotter, Esq. (Latham & Watkins)
Eric A. Riso (KPMG)

ATTACHMENT 1

RESULTS OF OPERATIONS - First Quarter 2017 Compared to First Quarter 2016 (in millions):

	2017	2016
Revenue	$3,587.4	$3,499.1
Operating Expenses:
Salary and service costs	2,694.2	2,623.3
Occupancy and other costs	302.0	301.4
Cost of services	2,996.2	2,924.7
Selling, general and administrative expenses	108.6	108.1
Depreciation and amortization	72.7	74.2
	3,177.5	3,107.0
Operating Profit	409.9	392.1
Operating Margin - %	11.4%	11.2%
Interest Expense	53.5	50.3
Interest Income	13.9	10.2
Income Before Income Taxes and Income (Loss) From Equity Method Investments	370.3	352.0
Income Tax Expense	108.0	115.5
Income (Loss) From Equity Method Investments	0.1	(0.2)
Net Income	262.4	236.3
Net Income Attributed To Noncontrolling Interests	20.6	17.9
Net Income - Omnicom Group Inc.	$241.8	$218.4
Non-GAAP Financial Measures
We use EBITA and EBITA Margin as additional operating performance measures that exclude the non-cash amortization expense of intangible assets, which primarily consists of amortization of intangible assets arising from acquisitions. We define EBITA as earnings before interest, taxes and amortization of intangible assets, and EBITA Margin as EBITA divided by revenue. EBITA and EBITA Margins are non-GAAP Financial measures. We use EBITA and EBITA Margin to monitor and evaluate the performance of our agencies, and we believe that EBITA and EBITA Margin are useful measures for investors to evaluate the performance of our business.
Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with U.S. GAAP. Non-GAAP financial measures reported by us may not be comparable to similarly titled amounts reported by other companies.
The following table reconciles the U.S. GAAP financial measure of Net Income - Omnicom Group Inc. to EBITA and EBITA Margin for the for the periods presented (in millions):

	2017	2016
Net Income - Omnicom Group Inc.	$241.8	$218.4
Net Income Attributed To Noncontrolling Interests	20.6	17.9
Net Income	262.4	236.3
Income (Loss) From Equity Method Investments	0.1	(0.2)
Income Tax Expense	108.0	115.5
Income Before Income Taxes and Income (Loss) From Equity Method Investments	370.3	352.0
Interest Expense	53.5	50.3
Interest Income	13.9	10.2
Operating Profit	409.9	392.1
Add back: Amortization of intangible assets	30.4	28.3
Earnings before interest, taxes and amortization of intangible assets (“EBITA”)	$440.3	$420.4

Revenue	$3,587.4	$3,499.1
EBITA	$440.3	$420.4
EBITA Margin - %	12.3%	12.0%

ATTACHMENT 2

(a) Impact of Acquisitions on 2016 Organic Growth:

2016
Current period revenue from acquisitions	$188.9
Foreign exchange rate impact on current period acquisition revenue	6.6
Constant dollar current period revenue from acquisitions	195.5
Prior period revenue from acquisitions (see item (c) below)	205.7
Organic growth attributed to acquisitions	$(10.2)

(b) Impact of the Alternative Calculation on 2016 Organic Growth:

	2016	% of 2015 Revenue
Total reported organic growth	$528.1	3.5%
Organic growth attributed to acquisitions	(10.2)
Adjusted organic growth, excluding the effect of organic growth attributed to acquisitions	$538.3	3.6%

Total prior period reported revenue (2015) - Omnicom	$15,134.4

(c) Components of 2016 Acquisitions, net of Dispositions:

2016
Acquisition revenue	$205.7
Disposition revenue	(167.5)
Net, acquisition revenue	$38.2

ATTACHMENT 3
Revenue of Omnicom's top 100 Clients by Network for the year ended December 31, 2016.
The following table presents the distribution of revenue from Omnicom's top 100 clients by Network.

	Network 1	Network 2	Network 3	Network 4	Network 5	TOTAL
Client #1	[***]	[***]	[***]	[***]	[***]	100%
Client #2	[***]	[***]	[***]	[***]	[***]	100%
Client #3	[***]	[***]	[***]	[***]	[***]	100%
Client #4	[***]	[***]	[***]	[***]	[***]	100%
Client #5	[***]	[***]	[***]	[***]	[***]	100%
Client #6	[***]	[***]	[***]	[***]	[***]	100%
Client #7	[***]	[***]	[***]	[***]	[***]	100%
Client #8	[***]	[***]	[***]	[***]	[***]	100%
Client #9	[***]	[***]	[***]	[***]	[***]	100%
Client #10	[***]	[***]	[***]	[***]	[***]	100%
Client #11	[***]	[***]	[***]	[***]	[***]	100%
Client #12	[***]	[***]	[***]	[***]	[***]	100%
Client #13	[***]	[***]	[***]	[***]	[***]	100%
Client #14	[***]	[***]	[***]	[***]	[***]	100%
Client #15	[***]	[***]	[***]	[***]	[***]	100%
Client #16	[***]	[***]	[***]	[***]	[***]	100%
Client #17	[***]	[***]	[***]	[***]	[***]	100%
Client #18	[***]	[***]	[***]	[***]	[***]	100%
Client #19	[***]	[***]	[***]	[***]	[***]	100%
Client #20	[***]	[***]	[***]	[***]	[***]	100%
Client #21	[***]	[***]	[***]	[***]	[***]	100%
Client #22	[***]	[***]	[***]	[***]	[***]	100%
Client #23	[***]	[***]	[***]	[***]	[***]	100%
Client #24	[***]	[***]	[***]	[***]	[***]	100%
Client #25	[***]	[***]	[***]	[***]	[***]	100%
Client #26	[***]	[***]	[***]	[***]	[***]	100%
Client #27	[***]	[***]	[***]	[***]	[***]	100%
Client #28	[***]	[***]	[***]	[***]	[***]	100%
Client #29	[***]	[***]	[***]	[***]	[***]	100%
Client #30	[***]	[***]	[***]	[***]	[***]	100%
Client #31	[***]	[***]	[***]	[***]	[***]	100%
Client #32	[***]	[***]	[***]	[***]	[***]	100%
Client #33	[***]	[***]	[***]	[***]	[***]	100%
Client #34	[***]	[***]	[***]	[***]	[***]	100%
Client #35	[***]	[***]	[***]	[***]	[***]	100%
Client #36	[***]	[***]	[***]	[***]	[***]	100%
Client #37	[***]	[***]	[***]	[***]	[***]	100%
Client #38	[***]	[***]	[***]	[***]	[***]	100%
Client #39	[***]	[***]	[***]	[***]	[***]	100%
Client #40	[***]	[***]	[***]	[***]	[***]	100%
Client #41	[***]	[***]	[***]	[***]	[***]	100%
Client #42	[***]	[***]	[***]	[***]	[***]	100%
Client #43	[***]	[***]	[***]	[***]	[***]	100%
Client #44	[***]	[***]	[***]	[***]	[***]	100%
Client #45	[***]	[***]	[***]	[***]	[***]	100%

Client #46	[***]	[***]	[***]	[***]	[***]	100%
Client #47	[***]	[***]	[***]	[***]	[***]	100%
Client #48	[***]	[***]	[***]	[***]	[***]	100%
Client #49	[***]	[***]	[***]	[***]	[***]	100%
Client #50	[***]	[***]	[***]	[***]	[***]	100%
Client #51	[***]	[***]	[***]	[***]	[***]	100%
Client #52	[***]	[***]	[***]	[***]	[***]	100%
Client #53	[***]	[***]	[***]	[***]	[***]	100%
Client #54	[***]	[***]	[***]	[***]	[***]	100%
Client #55	[***]	[***]	[***]	[***]	[***]	100%
Client #56	[***]	[***]	[***]	[***]	[***]	100%
Client #57	[***]	[***]	[***]	[***]	[***]	100%
Client #58	[***]	[***]	[***]	[***]	[***]	100%
Client #59	[***]	[***]	[***]	[***]	[***]	100%
Client #60	[***]	[***]	[***]	[***]	[***]	100%
Client #61	[***]	[***]	[***]	[***]	[***]	100%
Client #62	[***]	[***]	[***]	[***]	[***]	100%
Client #63	[***]	[***]	[***]	[***]	[***]	100%
Client #64	[***]	[***]	[***]	[***]	[***]	100%
Client #65	[***]	[***]	[***]	[***]	[***]	100%
Client #66	[***]	[***]	[***]	[***]	[***]	100%
Client #67	[***]	[***]	[***]	[***]	[***]	100%
Client #68	[***]	[***]	[***]	[***]	[***]	100%
Client #69	[***]	[***]	[***]	[***]	[***]	100%
Client #70	[***]	[***]	[***]	[***]	[***]	100%
Client #71	[***]	[***]	[***]	[***]	[***]	100%
Client #72	[***]	[***]	[***]	[***]	[***]	100%
Client #73	[***]	[***]	[***]	[***]	[***]	100%
Client #74	[***]	[***]	[***]	[***]	[***]	100%
Client #75	[***]	[***]	[***]	[***]	[***]	100%
Client #76	[***]	[***]	[***]	[***]	[***]	100%
Client #77	[***]	[***]	[***]	[***]	[***]	100%
Client #78	[***]	[***]	[***]	[***]	[***]	100%
Client #79	[***]	[***]	[***]	[***]	[***]	100%
Client #80	[***]	[***]	[***]	[***]	[***]	100%
Client #81	[***]	[***]	[***]	[***]	[***]	100%
Client #82	[***]	[***]	[***]	[***]	[***]	100%
Client #83	[***]	[***]	[***]	[***]	[***]	100%
Client #84	[***]	[***]	[***]	[***]	[***]	100%
Client #85	[***]	[***]	[***]	[***]	[***]	100%
Client #86	[***]	[***]	[***]	[***]	[***]	100%
Client #87	[***]	[***]	[***]	[***]	[***]	100%
Client #88	[***]	[***]	[***]	[***]	[***]	100%
Client #89	[***]	[***]	[***]	[***]	[***]	100%
Client #90	[***]	[***]	[***]	[***]	[***]	100%
Client #91	[***]	[***]	[***]	[***]	[***]	100%
Client #92	[***]	[***]	[***]	[***]	[***]	100%
Client #93	[***]	[***]	[***]	[***]	[***]	100%
Client #94	[***]	[***]	[***]	[***]	[***]	100%
Client #95	[***]	[***]	[***]	[***]	[***]	100%

Client #96	[***]	[***]	[***]	[***]	[***]	100%
Client #97	[***]	[***]	[***]	[***]	[***]	100%
Client #98	[***]	[***]	[***]	[***]	[***]	100%
Client #99	[***]	[***]	[***]	[***]	[***]	100%
Client #100	[***]	[***]	[***]	[***]	[***]	100%
Total of Top 100	[***]	[***]	[***]	[***]	[***]	100%
Top 100 Clients as a % of Total Network Revenue	[***]	[***]	[***]	[***]	[***]	52%

ATTACHMENT 4

Number of Agencies Serving Top Clients
Year ended December 31, 2016

	Top 20	Top 50	Top 100
Network 1	[***]	[***]	[***]
Network 2	[***]	[***]	[***]
Network 3	[***]	[***]	[***]
Network 4	[***]	[***]	[***]
Network 5	[***]	[***]	[***]
Total	[***]	[***]	[***]

ATTACHMENT 5

	NETWORK
	1	2	3	4	5	Corporate	TOTAL
Revenue:
Forecast 2017	[***]	[***]	[***]	[***]	[***]	[***]	[***]
2016	[***]	[***]	[***]	[***]	[***]	[***]	$15,416.9
2015	[***]	[***]	[***]	[***]	[***]	[***]	$15,134.4
2014	[***]	[***]	[***]	[***]	[***]	[***]	$15,317.8

Operating (Gross) Margin:
Forecast 2017	[***]	[***]	[***]	[***]	[***]	[***]	[***]
2016	[***]	[***]	[***]	[***]	[***]	[***]	$2,008.9
2015	[***]	[***]	[***]	[***]	[***]	[***]	$1,920.1
2014	[***]	[***]	[***]	[***]	[***]	[***]	$1,944.1

Operating (Gross) Margin %:
Forecast 2017	[***]	[***]	[***]	[***]	[***]	[***]	[***]
2016	[***]	[***]	[***]	[***]	[***]	[***]	13.0%
2015	[***]	[***]	[***]	[***]	[***]	[***]	12.7%
2014	[***]	[***]	[***]	[***]	[***]	[***]	12.7%

Segment Profitability (EBITA):
Forecast 2017	[***]	[***]	[***]	[***]	[***]	[***]	[***]
2016	[***]	[***]	[***]	[***]	[***]	[***]	$2,124.1
2015	[***]	[***]	[***]	[***]	[***]	[***]	$2,029.4
2014	[***]	[***]	[***]	[***]	[***]	[***]	$2,051.2

EBITA Margin %:
Forecast 2017	[***]	[***]	[***]	[***]	[***]	[***]	[***]
2016	[***]	[***]	[***]	[***]	[***]	[***]	13.8%
2015	[***]	[***]	[***]	[***]	[***]	[***]	13.4%
2014	[***]	[***]	[***]	[***]	[***]	[***]	13.4%

______________________________________________________________________________________________________

	NETWORK
	1	2	3	4	5	Consolidated (a)
Four Year Average EBITA Margin by Network	[***]	[***]	[***]	[***]	[***]	[***]
________
(a) Without Corporate

ATTACHMENT 6

Network	Four Year Average EBITA	Four Year Average EBITA + 300 bps	Four Year Average EBITA - 300 bps
1	[***]	[***]	[***]
2	[***]	[***]	[***]
3	[***]	[***]	[***]
4	[***]	[***]	[***]
5	[***]	[***]	[***]